SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2016 – December 31, 2016) filed with the Tokyo Stock Exchange on Thursday January 26, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 26, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2016 – December 31, 2016

January 26, 2017

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun.yang.ta@orix.jp

Consolidated Financial Results from April 1, 2016 to December 31, 2016

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2016

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2016	1,925,769	7.2%	247,567	(2.0%)	334,096	(0.2%)	217,118	0.8%
December 31, 2015	1,797,080	14.3%	252,616	21.5%	334,672	20.3%	215,364	16.2%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥185,536 million for the nine months ended December 31, 2016 (year-on-year change was a 4.6% decrease) and ¥194,568 million for the nine months ended December 31, 2015 (year-on-year change was an 11.4% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2016	165.89	165.74
December 31, 2015	164.52	164.35

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2016	11,142,540	2,577,308	2,437,009	21.9%
March 31, 2016	10,992,918	2,472,819	2,310,431	21.0%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2016	—	22.00	—	23.75	45.75
March 31, 2017	—	23.00	—	—	—

March 31, 2017 (Est.)	—	—	—	28.00	51.00

3. Targets for the Year Ending March 31, 2017 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1. Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,089,828 as of December 31, 2016, and 1,324,058,828 as of March 31, 2016.

2. The number of treasury shares was 14,540,861 as of December 31, 2016, and 12,848,591 as of March 31, 2016.

3. The average number of outstanding shares was 1,308,792,220 for the nine months ended December 31, 2016, and 1,309,022,417 for the nine months ended December 31, 2015.

The Company’s shares held through the Board Incentive Plan Trust (2,489,951 shares as of December 31, 2016 and 1,696,217 shares as of March 31, 2016) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Nine Months Ended December 31, 2016

		Nine months ended December 31, 2015	Nine months ended December 31, 2016	Change	Year on Year Change
Total Revenues	(millions of yen)	1,797,080	1,925,769	128,689	7%
Total Expenses	(millions of yen)	1,544,464	1,678,202	133,738	9%
Income before Income Taxes	(millions of yen)	334,672	334,096	(576)	(0)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	215,364	217,118	1,754	1%
Earnings Per Share (Basic)	(yen)	164.52	165.89	1.37	1%
(Diluted)	(yen)	164.35	165.74	1.39	1%
ROE (Annualized) *1	(%)	13.0	12.2	(0.8)	—
ROA (Annualized) *2	(%)	2.55	2.62	0.07	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Economic Environment

The economy of the United States has been expanding moderately and interest rates and stock prices increased after the presidential election last November based on expectations for economic policies under the new administration. While the economy of Europe remains mostly flat, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, political and geopolitical tensions in certain regions continue to require careful monitoring.

Despite weakness in part, the Japanese economy is showing signs of recovery overall.

Overview of Business Performance (April 1, 2016 to December 31, 2016)

Total revenues for the nine months ended December 31, 2016 (hereinafter, “the third consolidated period”) increased 7% to ¥1,925,769 million compared to ¥1,797,080 million during the same period of the previous fiscal year. Operating leases revenues increased due to an increase in gains on sales of real estate under operating leases. Life insurance premiums and related investment income increased mainly due to increases in insurance premiums and investment income in ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”) compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment. HLIKK was merged into ORIX Life Insurance on July 1, 2015. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business. On the other hand, services income decreased due to the partial divestment of Houlihan Lokey Inc. (hereinafter, “HL”) shares in connection with its initial public offering in the United States and its becoming an equity method affiliate during the three months ended September 30, 2015.

Total expenses increased 9% to ¥1,678,202 million compared to ¥1,544,464 million during the same period of the previous fiscal year. Life insurance costs increased due to a provision of liability reserve in ORIX Life Insurance in line with the increase in new insurance contracts in addition to a provision of liability reserve in line with the aforementioned improvement in investment income from assets under variable annuity and variable life insurance contracts. Costs of goods and real estate sold increased in line with the aforementioned revenue increase. On the other hand, selling, general and administrative expenses decreased compared to the same period of the previous fiscal year in line with HL becoming an equity method affiliate in the previous fiscal year as mentioned above.

Gains on sales of subsidiaries and affiliates and liquidation losses, net remained at flat level compared to the same period of the previous fiscal year due to a significant gain on sales of subsidiaries and affiliates recorded during the third consolidated period, while there was a gain from the aforementioned partial divestment of HL in the previous fiscal year.

As a result of the foregoing, income before income taxes for the third consolidated period remained flat at ¥334,096 million compared to the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 1% to ¥217,118 million compared to ¥215,364 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period increased 2% to ¥329,115 million compared to ¥323,414 million during the same period of the previous fiscal year. While segment profits decreased in Corporate Financial Services, Maintenance Leasing and Overseas Business segments, segment profits increased significantly in the Investment and Operation segment and secondarily in the Real Estate and Retail segments.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	81,475	75,546	(5,929)	(7)
Segment Profits	33,841	26,314	(7,527)	(22)

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	1,049,867	1,038,857	(11,010)	(1)

The Japanese economy on the whole is expected to recover despite some areas of weakness. While interest rates overall increased along with the United States economy, the balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues decreased 7% to ¥75,546 million compared to ¥81,475 million during the same period of the previous fiscal year due to a decrease in gains on investment securities, and a decrease in finance revenues in line with the decreased average investment balance, despite an increase in services income resulting primarily from revenue generated by Yayoi Co., Ltd. and stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses compared to the same period of the previous fiscal year. As a result, segment profits decreased 22% to ¥26,314 million compared to ¥33,841 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,038,857 million compared to the end of the previous fiscal year due primarily to a decrease in installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	204,743	202,657	(2,086)	(1)
Segment Profits	33,691	28,642	(5,049)	(15)

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	731,329	731,492	163	0

While demand in corporate capital investment is gradually increasing, concerns about uncertainty in the domestic and overseas economic outlook interfere with new investment. The volume of new auto leases in Japan increased slightly compared to the previous fiscal year.

Segment revenues decreased 1% to ¥202,657 million from ¥204,743 million during the same period of the previous fiscal year due to lower gains on sales in operating leases revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with increased average investment asset balance in the auto-business and selling, general and administrative expenses. Segment profits decreased 15% to ¥28,642 million compared to ¥33,691 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥731,492 million compared to the end of the previous fiscal year due primarily to an increase in leasing assets as a result of new auto-leases in the auto-business offsetting a decrease in leasing assets in line with the securitization.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	154,691	153,243	(1,448)	(1)
Segment Profits	44,374	49,721	5,347	12

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	739,592	680,231	(59,361)	(8)

The real estate market has remained active due primarily to the quantitative easing policies implemented by the Bank of Japan, including the introduction of low interest rates. Land prices remain high and vacancy rates in the Japanese office building market continue to show improvements especially in the Greater Tokyo Area. Furthermore, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where by sales prices of condominiums are no longer raising.

Segment revenues decreased 1% to ¥153,243 million compared to ¥154,691 million during the same period of the previous fiscal year due primarily to a decrease in financial revenues compared to the same period of the previous fiscal year during which the sale of large scale rental properties was recognized in finance revenues and also due to a decrease in sales of real estate, despite an increase in gains on sales of rental properties, which are included in operating leases revenues.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to decreases in costs of operating leases in line with a decrease in assets and the costs of sales of real estate as well as recognition of write-downs of long-lived assets of large scale rental properties during the same period of the previous fiscal year.

As a result of the foregoing, segment profits increased 12% to ¥49,721 million compared to ¥44,374 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥680,231 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy business, principal investment, loan servicing (asset recovery), and concession business

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	751,084	870,404	119,320	16
Segment Profits	46,672	68,783	22,111	47

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	704,156	697,591	(6,565)	(1)

While the Japanese government has been reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long- term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the number of mergers and acquisitions by Japanese companies has remained high.

Segment revenues increased 16% to ¥870,404 million compared to ¥751,084 million during the same period of the previous fiscal year due to increases in sales of goods and services income from the environment and energy business and subsidiaries in the principal investment business.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in expenses in line with the aforementioned revenues expansion and recognition of write-downs of securities.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 47% to ¥68,783 million compared to ¥46,672 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥697,591 million compared to the end of the previous fiscal year due primarily to a decrease in line with the sale of investment in securities and affiliates despite an increase in property under facility operations in the environment and energy business and inventories in DAIKYO INCORPORATED.

Retail Segment: Life insurance, banking and card loan business

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	208,751	274,708	65,957	32
Segment Profits	48,835	60,055	11,220	23

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	3,462,772	3,331,594	(131,178)	(4)

The life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline. However, we are seeing an increasing number of companies develop new products in response to the rising demand for medical insurance. On the other hand, we are seeing suspensions of the sales of certain products and an increase in insurance premiums on new contracts due primarily to the Bank of Japan’s adoption of negative interest rate policy. In the card loan business for individuals, banks and other lenders are expanding their assets and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 32% to ¥274,708 million compared to ¥208,751 million during the same period of the previous fiscal year due to increases in insurance premiums and investment income in line with an increase in new insurance contracts in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment.

Segment expenses increased compared to the same period of the previous fiscal year due to a provision of liability reserve in ORIX Life Insurance in line with the aforementioned increase in new insurance contracts in addition to a provision of liability reserve in line with the improvement in investment income from assets under variable annuity and variable life insurance contracts in HLIKK.

As a result of the foregoing, segment profits increased 23% to ¥60,055 million compared to ¥48,835 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥3,331,594 million compared to the end of the previous fiscal year due primarily to sales of investment in securities in ORIX Life Insurance as well as surrender of variable annuity and variable life insurance contracts originally held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

	Nine months ended December 31, 2015 (millions of yen)	Nine months ended December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	399,856	351,733	(48,123)	(12)
Segment Profits	116,001	95,600	(20,401)	(18)

	As of March 31, 2016 (millions of yen)	As of December 31, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	2,284,733	2,416,885	132,152	6

The economy of the United States has been expanding moderately and interest rates and stock prices increased after the presidential election last November based on expectations for economic policies under the new administration. While the economy of Europe remains mostly flat, the Chinese economy is still in a correction phase and the economies of other emerging and resource-rich countries have bottomed out. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, political and geopolitical tensions in certain regions continue to require careful monitoring.

Segment revenues decreased 12% to ¥351,733 million compared to ¥399,856 million during the same period of the previous fiscal year due to decreases in services income resulting primarily from the deconsolidation of HL during the three months ended September 30, 2015, as well as the appreciation of the yen, despite an increase in finance revenues from the Americas and consolidated subsidiaries in Asia.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to the deconsolidation of HL and the appreciation of the yen.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of HL shares during the same period of the previous fiscal year, despite a significant gain on a sale of a subsidiary in the Americas, segment profits decreased 18% to ¥95,600 million compared to ¥116,001 million during the same period of the previous fiscal year.

Segment assets increased 6% to ¥2,416,885 million compared to the end of the previous fiscal year due to increases in investment in securities and installment loans in the Americas as well as an increase in investment in operating leases of aircraft-related operations, despite a decrease in inventories due to a sale of a subsidiary.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2016	As of December 31, 2016	Change

				Amount	Percent
Total Assets	(millions of yen)	10,992,918	11,142,540	149,622	1%
(Segment Assets)		8,972,449	8,896,650	(75,799)	(1)%
Total Liabilities	(millions of yen)	8,512,632	8,557,266	44,634	1%
(Long- and Short-term Debt)		4,286,542	4,172,832	(113,710)	(3)%
(Deposits)		1,398,472	1,526,300	127,828	9%
Shareholders’ Equity	(millions of yen)	2,310,431	2,437,009	126,578	5%
Shareholders’ Equity Per Share	(yen)	1,764.34	1,864.50	100.16	6%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Total assets increased 1% to ¥11,142,540 million compared to ¥10,992,918 million at the end of the previous fiscal year. Installment loans increased due primarily to an increase of assets in the banking business. On the other hand, investment in securities decreased due primarily to sales of investment in securities in ORIX Life Insurance as well as surrender of variable annuity and variable life insurance contracts originally held by HLIKK. In addition, investment in affiliates decreased due primarily to sales of shares of affiliates in the Investment and Operation segment. Segment assets decreased 1% to ¥8,896,650 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due primarily to the surrender of variable annuity and variable life insurance contracts originally held by HLIKK.

Shareholders’ equity increased 5% to ¥2,437,009 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all business segments and we strive to achieve sustainable profit growth by capitalizing on these profit opportunities going forward.

Our mid-term strategy “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and principal investment in Japan and abroad, the network in Asia, global asset management, and the concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors, including, but not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 23, 2016.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2016 and December 31, 2016)

(Unaudited)

(millions of yen)

		As of March 31, 2016	As of December 31, 2016
Assets
Cash and Cash Equivalents		730,420	941,326
Restricted Cash		80,979	105,399
Investment in Direct Financing Leases		1,190,136	1,199,487
Installment Loans		2,592,233	2,808,316
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥20,673 million
December 31, 2016	¥14,735 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(60,071)	(59,880)
Investment in Operating Leases		1,349,199	1,318,779
Investment in Securities		2,344,792	2,107,846
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥27,367 million
December 31, 2016	¥25,919 million
Property under Facility Operations		327,016	368,075
Investment in Affiliates		530,667	489,111
Trade Notes, Accounts and Other Receivable		294,638	270,520
Inventories		139,950	142,656
Office Facilities		120,173	118,043
Other Assets		1,352,786	1,332,862
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥37,855 million
December 31, 2016	¥26,156 million

Total Assets		10,992,918	11,142,540

Liabilities and Equity
Short-Term Debt		349,624	296,289
Deposits		1,398,472	1,526,300
Trade Notes, Accounts and Other Payable		266,216	208,210
Policy Liabilities and Policy Account Balances		1,668,636	1,591,771
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥795,001 million
December 31, 2016	¥675,938 million
Current and Deferred Income Taxes		358,758	417,836
Long-Term Debt		3,936,918	3,876,543
Other Liabilities		534,008	640,317

Total Liabilities		8,512,632	8,557,266

Redeemable Noncontrolling Interests		7,467	7,966

Commitments and Contingent Liabilities

Common Stock		220,469	220,504
Additional Paid-in Capital		257,629	268,881
Retained Earnings		1,864,241	2,020,060
Accumulated Other Comprehensive Income (Loss)		(6,222)	(42,990)
Treasury Stock, at Cost		(25,686)	(29,446)

Total ORIX Corporation Shareholders’ Equity		2,310,431	2,437,009
Noncontrolling Interests		162,388	140,299

Total Equity		2,472,819	2,577,308

Total Liabilities and Equity		10,992,918	11,142,540

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2016	As of December 31, 2016
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	47,185	30,344
Defined benefit pension plans	(23,884)	(24,288)
Foreign currency translation adjustments	(24,766)	(44,589)
Net unrealized losses on derivative instruments	(4,757)	(4,457)

Total	(6,222)	(42,990)

Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2015 and 2016)

(Unaudited)

(millions of yen)

	Nine Months ended December 31, 2015	Nine Months ended December 31, 2016
Revenues :
Finance revenues	152,614	147,894
Gains on investment securities and dividends	33,017	24,354
Operating leases	284,396	289,769
Life insurance premiums and related investment income	160,735	221,398
Sales of goods and real estate	609,783	695,616
Services income	556,535	546,738

Total Revenues	1,797,080	1,925,769

Expenses :
Interest expense	54,025	53,955
Costs of operating leases	183,695	181,417
Life insurance costs	101,206	147,467
Costs of goods and real estate sold	546,915	631,538
Services expense	328,264	332,299
Other (income) and expense, net	(1,033)	710
Selling, general and administrative expenses	316,953	307,280
Provision for doubtful receivables and probable loan losses	5,940	12,371
Write-downs of long-lived assets	4,547	4,802
Write-downs of securities	3,952	6,363

Total Expenses	1,544,464	1,678,202

Operating Income	252,616	247,567

Equity in Net Income of Affiliates	25,044	25,811
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	57,012	56,431
Bargain Purchase Gain	—	4,287

Income before Income Taxes	334,672	334,096

Provision for Income Taxes	111,489	110,212

Net Income	223,183	223,884

Net Income Attributable to the Noncontrolling Interests	7,009	6,542

Net Income Attributable to the Redeemable Noncontrolling Interests	810	224

Net Income Attributable to ORIX Corporation Shareholders	215,364	217,118

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2015 and 2016)

(Unaudited)

		(millions of yen)

	Nine Months ended December 31, 2015	Nine Months ended December 31, 2016
Net Income :	223,183	223,884

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(14,215)	(16,872)
Net change of defined benefit pension plans	(113)	677
Net change of foreign currency translation adjustments	(4,708)	(18,528)
Net change of unrealized gains (losses) on derivative instruments	(623)	353
Total other comprehensive loss	(19,659)	(34,370)

Comprehensive Income	203,524	189,514

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	6,882	3,479

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	2,074	499

Comprehensive Income Attributable to ORIX Corporation Shareholders	194,568	185,536

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2015		Nine Months ended December 31, 2016		March 31, 2016	December 31, 2016
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	81,475	33,841	75,546	26,314	1,049,867	1,038,857
Maintenance Leasing	204,743	33,691	202,657	28,642	731,329	731,492
Real Estate	154,691	44,374	153,243	49,721	739,592	680,231
Investment and Operation	751,084	46,672	870,404	68,783	704,156	697,591
Retail	208,751	48,835	274,708	60,055	3,462,772	3,331,594
Overseas Business	399,856	116,001	351,733	95,600	2,284,733	2,416,885

Segment Total	1,800,600	323,414	1,928,291	329,115	8,972,449	8,896,650

Difference between Segment Total and Consolidated Amounts	(3,520)	11,258	(2,522)	4,981	2,020,469	2,245,890

Consolidated Amounts	1,797,080	334,672	1,925,769	334,096	10,992,918	11,142,540

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

2. Geographic Information

				(millions of yen)

	Nine Months Ended December 31, 2015
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,384,265	143,227	269,588	1,797,080
Income before Income Taxes	212,559	61,372	60,741	334,672

				(millions of yen)

	Nine Months Ended December 31, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,555,622	116,680	253,467	1,925,769
Income before Income Taxes	239,166	35,626	59,304	334,096

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the nine months ended December 31, 2015 and 2016. The revenues of Robeco aggregated on a legal entity basis were ¥84,410 million in the Americas and ¥58,748 million in Other for the nine months ended December 31, 2015, and ¥71,914 million in the Americas and ¥56,102 million in Other for the nine months ended December 31, 2016.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There are no material subsequent events.